

April 28, 2015

Edward J. Record
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

> **Re:** **J. C. Penney Company, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2015**
> **File No. 1-15274**

Dear Mr. Record:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note you simplified your comparable store sales calculation beginning in 2014. Please tell us if your calculation includes commission revenue earned on sales generated by licensed departments. Additionally, please tell us whether commission revenue and square footage occupied by licensed departments is included in your calculations of sales per square foot. Please clarify your disclosure accordingly in future filings.

2. Please tell us your consideration of disclosing the percentage of private label brand sales to your total branded sale operations for each period presented.

Note 2. Significant Accounting Policies

Merchandise and Services Revenue Recognition, page 66

3. We note internet sales are recognized at the time of shipment rather than upon delivery to and acceptance by the customer. Please explain to us why this policy is appropriate and clarify your disclosure in future filings. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination and whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Reference is made to SAB Topic 13.

4. Please tell us your consideration of disclosing the amount of commissions earned on sales generated by licensed departments included in net sales for each of periods presented.

Selling, General and Administrative Expenses, page 68

5. We note your disclosure in your analysis of results of operations that income from the JCPenney private label credit card activities is recorded as a reduction of your SG&A expenses. Please tell us and revise your disclosures in future filings to quantify the amount of net revenues from your credit card activities for each period presented. Additionally, please explain to us and revise your disclosure in future filings to clarify what the credit card activities involve and the extent of your obligations.

Definitive Proxy Statement on Schedule 14A

Policies and Procedures with Respect to Related Person Transactions, page 6

6. Please confirm that there were no related person transactions for the 2014 fiscal year. Also, please confirm that in future filings you will include a statement, if true, that there were no related person transactions for that just concluded fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 if you have questions regarding any other comments. You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Salil Virkar, Vice President, Associate General Counsel and Secretary
        Alaine McMenamy, Financial Reporting Director